McGrath, North, Mullin & Kratz, P.C.
                   1400 One Central Park Plaza
                      222 South 15th Street
                      Omaha, Nebraska 68102
                         (402) 341-3070





                              March 11, 1997

VIA EDGAR

Securities and Exchange Commission
Section of Company Filings, Room 1004
450 Fifth Street N.W.
Washington, D.C.  20549

     RE:  Parsow Partnership Ltd. and
          Elkhorn Partners Limited Partnership
            Amendment to 13D filing with respect
            to securities of Comarco, Inc.

Ladies and Gentlemen:

     On behalf of Parsow Partnership Ltd., a Limited Partnership, we herewith file Amendment No. 12 of Schedule 13D relating to Comarco, Inc. This filing also constitutes Amendment No. 8 of
Schedule 13D for Elkhorn Partners Limited Partnership.

                              Very truly yours,

                                /s/ David L. Hefflinger

                              David L. Hefflinger

DLH:lc
Enclosures
cc:  Comarco, Inc. (Certified Mail - RRR)
     Alan S. Parsow